SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By  letter dated September 27, 2019, the company reported that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting  to be held on October 30, 2019, at 12:00 p.m., at Hotel Intercontinental located at Moreno 809, Salón Dalí, 2nd Underground Floor, City of Buenos Aires, a venue other than its registeredoffice.

                                            The  notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2019, at 12:00 p.m., at Hotel Intercontinental located at Moreno 809, Salón Dalí, 2nd Underground Floor, City of Buenos Aires, a venue other than its registered office, is transcribed below.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

Registered  with the Superintendency of Corporations on June 23, 1943 under No. 284, Page 291, Book 46, Volume A, hereby calls its shareholders to attend a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2019, at 12:00 noon, at Hotel Intercontinental located at Moreno 809, Salón Dalí, 2nd Underground Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following Agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
3.
ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2019 FOR $ 25,447,242,953. REVERSAL OF SPECIAL RESERVE FOR ABSORPTION OF LOSSES. DISTRIBUTION OF CASH DIVIDENDS.
4.
CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
5.
CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
6.
CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($ 51,821,340, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH RECORDED A COMPUTABLE TAX LOSS PURSUANT TO THE RULES OF THE ARGENTINE SECURITIES COMMISSION.
7.
CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE ($ 1,260,000, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH RECORDED A COMPUTABLE TAX LOSS PURSUANT TO THE RULES OF THE ARGENTINE SECURITIES COMMISSION.
8.
CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
9.
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
10.
APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
11.
APPROVAL OF COMPENSATION FOR $ 12,821,357 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2019.
12.
CONSIDERATION OF ANNUAL BUDGET FOR IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN AND COMPLIANCE AND CORPORATE GOVERNANCE PROGRAM.
13.
CONSIDERATION OF INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 350,000,000 (THREE HUNDRED AND FIFTY MILLION US DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCY), THE CREATION OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2017, BY AN ADDITIONAL AMOUNT OF UP TO US$ 250,000,000 (TWO HUNDRED AND FIFTY MILLION U.S. DOLLARS ) (OR ITS EQUIVALENT IN OTHER CURRENCIES OR UNITS OF VALUE).
14.
CONSIDERATION OF (I) DELEGATION ON THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM’S AMOUNT, AND DETERMINE ANY TERMS AND CONDITIONS OF THE PROGRAM OTHER THAN THOSE EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) RENEWAL OF POWERS FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
15.
STOCK CAPITAL INCREASE FOR UP TO A PAR VALUE OF $ 200,000,000, THROUGH THE ISSUANCE OF UP TO 200,000,000 COMMON BOOK-ENTRY SHARES OF $ 1 PAR VALUE EACH AND ENTITLED TO ONE VOTE PER SHARE, EQUIVALENT TO 34.56% OF THE CURRENT STOCK CAPITAL, ENTITLED TO RECEIVE DIVIDENDS FROM THEIR SUBSCRIPTION DATE, PARI PASSU TOGETHER WITH THE SHARES OUTSTANDING AS OF THE TIME OF ISSUANCE, WITH ISSUE PREMIUM, THROUGH (I) PUBLIC SUBSCRIPTION IN THE CAPITAL MARKETS OF ARGENTINA AND/OR ABROAD, WHICH MAY BE PAID IN (A) IN KIND AND/OR (B) IN CASH IN ARGENTINE PESOS AND/OR FOREIGN CURRENCY; AND/OR (II) THE ISSUANCE OF CONVERTIBLE NOTES PURSUANT TO SECTION 17 OF LAW 23,576; AND/OR (III) THE ISSUANCE OF WARRANTS. DETERMINATION OF PARAMETERS WITHIN WHICH THE BOARD OF DIRECTORS WILL ESTABLISH THE ISSUE PREMIUM AND ITS CALCULATION METHOD. PREEMPTIVE SUBSCRIPTION RIGHT AND APPLICABLE TERM PURSUANT TO SECTION 62 BIS OF LAW 26,831, AS APPLICABLE.
16.
DELEGATION ON THE BOARD OF DIRECTORS OF THE POWER TO DETERMINE ALL TERMS AND CONDITIONS OF ISSUANCE OTHER THAN THOSE EXPRESSLY DETERMINED BY THE SHAREHOLDERS’ MEETING, INCLUDING THROUGH PUBLIC SUBSCRIPTION, ISSUANCE OF CONVERTIBLE NOTES AND/OR SUBSCRIPTION OF WARRANTS, WITH AUTHORITY TO SUBDELEGATE SUCH POWERS TO ONE OR MORE DIRECTORS, CORPORATE MANAGERS OR PERSONS AUTHORIZED BY IT, PURSUANT TO APPLICABLE LAW, INCLUDING, WITHOUT LIMITATION, THE FOLLOWING POWERS, AS APPLICABLE: (I) DETERMINATION OF AMOUNT, CURRENCY, TIME, FORM OF SUBSCRIPTION (IN KIND AND/OR IN CASH), ISSUE PREMIUM, PRICE AND/OR SUBSCRIPTION AND/OR CONVERSION RATIO, PAYMENT CONDITIONS AND FURTHER TERMS AND CONDITIONS OF ISSUANCE; (II) APPLICATION TO THE ARGENTINE SECURITIES COMMISSION (“CNV”) FOR AUTHORIZATION OF PUBLIC OFFERING AND LISTING OF THE SHARES AND/OR CONVERTIBLE NOTES AND/OR WARRANTS TO BE ISSUED AND LISTING AND/OR TRADING THEREOF IN AUTHORIZED STOCK EXCHANGES AND/OR SECURITIES MARKETS OF ARGENTINA AND/OR ABROAD, WITH AUTHORITY TO APPLY FOR ANY OTHER KIND OF PUBLIC OFFERING AUTHORIZATIONS BEFORE THE CNV, THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR OTHER COMPARABLE AGENCIES OF ARGENTINA OR ABROAD; (III) THE INCREASE AND/OR MODIFICATION OF AND/OR AMENDMENT TO THE AMERICAN DEPOSITARY RECEIPT PROGRAM IN EFFECT AS OF THE DATE HEREOF BETWEEN THE COMPANY AND THE BANK OF NEW YORK, AS DEPOSITARY, REPRESENTING AMERICAN DEPOSITARY SHARES, AND DELEGATION ON THE BOARD OF DIRECTORS OF THE POWER TO DETERMINE THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM AND/OR THE SUBSCRIPTION OF A NEW DEPOSIT PROGRAM WITH A NEW DEPOSITARY AND DELEGATION ON THE BOARD OF DIRECTORS OF THE POWER TO AGREE UPON THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM; (IV) DRAFTING AND EXECUTION OF PRELIMINARY AND FINAL OFFERING MEMORANDA TO BE FILED WITH THE CNV, THE SEC AND/OR OTHER COMPARABLE AGENCIES AND/OR AUTHORIZED SECURITIES MARKETS, IN ALL CASES OF ARGENTINA AND/OR ABROAD; AND (V) EXECUTION OF ALL DOCUMENTS REQUIRED TO IMPLEMENT THE ISSUANCE OF SHARES AND/OR CONVERTIBLE NOTES AND/OR WARRANTS, AND THE TAKING OF ANY RELATED ACTIONS FOR COMPLYING WITH THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS’ MEETING, WITH THE BROADEST POWERS TO SUCH END; AND (C) USE OF PROCEEDS OF THE ISSUE.
17.
IMPLEMENTATION OF INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS, WITHOUT ISSUE PREMIUM, FOR UP TO 1% OF THE STOCK CAPITAL IN EFFECT AS OF THE TIME OF EXECUTION OF THE PLAN. CAPITAL INCREASE FOR IMPLEMENTING THE PLAN.
18.
AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

Note The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4323-4000) from 10:00 am to 3:00 pm no later than October 24, 2019. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon dealing with items 12, 13, 14, 15, 16 and 17 the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: October 2, 2019